Exhibit 99.3

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29 CERTIFICATE OF QUALIFIED PERSON

DAVID ROSS

I, David Ross, P.Geo., as an author of this report entitled “Technical Report on the Upper Manto Deposit, Chihuahua, Mexico”, prepared for MAG Silver Corp. and dated November 14, 2012, do hereby certify that:

1.	I am a Principal Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave., Toronto, ON, M5J 2H7.

2.
I am a graduate of Carleton University, Ottawa, Canada, in 1993 with a Bachelor of Science degree in Geology and Queen’s University, Kingston, Ontario, Canada, in 1999 with a Master of Science degree in Mineral Exploration.

3.
I am registered as a Professional Geologist in the Province of Ontario (Reg. #1192).  I have worked as a geologist for more than 15 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•
Undertaken numerous Mineral Resource/Reserve estimates as an independent consultant including Pozo Seco Mo-Au deposit for MAG Silver Corp., Kyzyl Gold, Kazakhstan for Altynalmas Gold Inc., Platosa Ag-Pb-Zn Project in Mexico for Excellon Resources Inc., Golden Pike Project, New Brunswick for Portage Minerals Inc., Cobre Grande Polymetallic Skarn in Mexico, and Clarence Stream Gold Project in Canada.  Many of the commissions have been for NI 43-101 compliant Mineral Resources/Reserves.

•	Review and report as a consultant on numerous mining and exploration projects around the world for due diligence and regulatory requirements.
•	Exploration geologist on a variety of gold and base metal projects in Canada, Indonesia, Chile, and Mongolia.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Property most recently on October 2 and 3, 2012.

6.	I am responsible for all sections of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101 and also independent of the Property and the Vendor.

8.	I have previously prepared a Mineral Resource estimate and supporting Technical Report on the Pozo Seco deposit, part of the Cinco de Mayo Property, in September 2010.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

MAG Silver Corp. – Upper Manto Deposit, Project #1938 Technical Report NI 43-101 – November 14, 2012	Page 29-1

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10.
At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 14th day of November, 2012

(Signed & Sealed) “David Ross”

David Ross, M.Sc., P.Geo.

MAG Silver Corp. – Upper Manto Deposit, Project #1938 Technical Report NI 43-101 – November 14, 2012	Page 29-2